SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
DIRECT DIAL (213) 687-5234 DIRECT FAX (213) 621-5234 EMAIL ADDRESS Gregg.Noel@skadden.com	300 SOUTH GRAND AVENUE LOS ANGELES, CALIFORNIA 90071-3144 _________ TEL: (213) 687-5000 FAX: (213) 687-5600 www.skadden.com

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May 21, 2021

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Perception Capital Corp, II
Registration Statement on Form S-1
Filed April 7, 2021
File No. 333-255107

Ms. Beech:

This letter sets forth the response of Perception Capital Corp. II (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated April 16, 2021, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience. For your convenience, we have also set forth the Company’s response immediately below the comment.

The Company has revised the Registration Statement in response to the Staff’s comment. The Company is concurrently filing an amendment to the Registration Statement with this letter.

U.S. Securities and Exchange Commission

May 21, 2021

Registration Statement on Form S-1 filed April 7, 2021

Underwriting

Our Activities and Relationships, page 177

1.

Staff’s Comment: We note your new disclosure that certain employees of Moelis & Company, LLC, an underwriter of this offering, are collectively investing in your sponsor and that they will receive membership interests representing the right to receive 53,571 founder shares and 100,000 private placement warrants in the aggregate. If these membership interests have any value beyond the right to receive founder shares and private placement warrants, please disclose such value. Please also clarify, by footnote or otherwise, that your tabular disclosure under the subheading “Commission and Expenses” on page 173 does not include these founder shares and private placement warrants that are deemed to be underwriting compensation under FINRA Rule 5110. Lastly, please disclose in the summary section of the prospectus this investment by Moelis & Company’s employees in your sponsor.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly on pages 9, 174 and 177.

Please contact me at (213) 687-5234 should you require further information.

Very truly yours,

/s/ Gregg Noel

Via E-mail:

cc:	Rick Gaenzle
Perception Capital Corp. II

cc:	Frank Lopez
Paul Hastings LLP

cc:	Jonathan Ko
Paul Hastings LLP